
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 22, 2008

<u>via U.S. mail</u>

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

> **Re: Yanglin Soybean, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 4, 2008**
> **File No. 333-150822**
>
> **Amendment No. 2 to Annual Report on Form 10-K**
> **for the fiscal year ended December 31, 2007**
> **Filed September 4, 2008**
> **File No. 0-52127**

Dear Mr. Liu:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 5

Contractual arrangements through…, page 13

1.   Provide further context to your risk factor disclosure regarding the impact to your
        business and operations in the event of a default by Yanglin on any of its
        obligations under various contracts. We refer you, for example, to disclosure
        regarding the $17 million loan provided to Yanglin that is callable within ten days
        written notice. We note your disclosure that as of September 3, 2008, no amounts
        of principal or interest have been paid. Please revise your disclosure accordingly.

Business, page 55

World Protein Meal Consumption 2006, page 57

2.   We note your response to our prior comment 9 and reissue such comment in part.
        The website provided at page 58 of your filing in support of the statements that
        you make in your filing does not provide information that is in English.

Certain Relationships and Related Transactions, page 77

Procedures for Approval of Related Party Transactions, page 80

3.   We note your response to our prior comment 16 and reissue such comment in
        part. Please disclose whether your policies and procedures for review of related
        party transactions are in writing and, if not, how such policies and procedures are
        evidenced.

Security Ownership of Certain Beneficial Owners and Management, page 81

4.   We note your response to our prior comment 19. However, the disclosure
        provided in footnote 1 to the table continues to be confusing with respect to how
        you determined the beneficial ownership of Series A Preferred Stock. For
        example, it appears that your shareholders do not presently hold any rights that
        would entitle them to acquire additional shares of Series A Preferred Stock. As a
        result, your disclosure regarding the number of shares of Series A Preferred Stock
        that a beneficial owner may acquire upon exercise of warrants or options within
        60 days does not appear to be relevant. Please advise or revise.

Selling Stockholders, page 84

Registration Rights Agreement, page 88

5.   We note your response to our prior comment 21 and your disclosure that you
        "would have been required to pay damages in the amount of approximately
        $1,467,375.00." Please clarify whether you are required to pay damages in
        connection with your failure to meet the filing deadline under the registration
        rights agreement, and provide an update regarding the status of any such payment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6.   We note in response to prior comment 22, you asked your auditor to update its
        report to include an explanatory paragraph indicating the previously issued
        financial statements have been restated. We see that the report has been dual
        dated to reflect this subsequent event. However, the explanatory paragraph states
        that the corrections made to the previously issued financial statements are
        described in Note 21, while the reference appearing with the most recent date of
        the report is to Note 22. Please ask your auditor to resolve this inconsistency.

Consolidated Statements of Income and Comprehensive Income, page 4

7.   Please round the per share data to the nearest cent. This comment applies to the
        per share data appearing on the face your Statements of Income and
        Comprehensive Income and in the footnotes to the financial statements.

Consolidated Statements of Stockholders' Equity, page F-5

8.   We note you revised your statements of stockholders' equity in response to prior
        comment 23. However, it does not appear that the line item to record the reverse
        merger recapitalization includes an adjustment to additional paid in capital for the
        net assets (liabilities) acquired (assumed) in the acquisition of Yanglin Soybean
        Inc. Please provide details of such assets and liabilities, and explain how these
        amounts were recorded in your financial statements on the date the transaction
        occurred.

9.   We note your preferred stock has a par value of $.001 and you have 10,000,000
        shares of preferred stock outstanding as of December 31, 2007. Given this
        information, please tell us why your preferred stock account balance as of
        December 31, 2007 is $10,912,174 rather than $10,000.

Note 1 – Organization and Principal Activities, page F-7

10.   We have read you response to prior comment 26, regarding your identification of the primary beneficiary in applying FIN 46(R). It is still unclear to us how you concluded that Faith Winner (Jixian) Agriculture Development Co. Ltd. (Faith Winner) presently absorbs the majority of Heilongjiang Yanglin Soybean Group Co. Ltd.'s (Yanglin) expected losses and has the right to receive the majority of Yanglin's expected residual returns. Please explain to us how the terms of the loan agreement and purchase option agreement result in your conclusion that Faith Winner is the primary beneficiary of Yanglin in accordance with the guidance in paragraphs 8 through 17 of FIN 46(R).

        Tell us whether your determination relies upon the economic arrangement that would only be established when Faith Winner exercises the purchase option. Also clarify whether the loan was provided to Yanglin or directly to its shareholders, and if the loan proceeds were disbursed to Yanglin, whether the funds were subsequently distributed to the shareholders. If the funds were distributed to the shareholders, explain whether this distribution was intended to compensate those individuals for the diminishment in their ownership interests that is expected to occur when Faith Winner exercises the purchase option to acquire the equity interests. If not, explain the reasons for making the loan while expecting that it would not be repaid, as indicated in your prior response.

        Finally, tell us whether there are any arrangements in place to provide additional funding to Yanglin for its business operations in advance of the purchase option being exercised; if not, tell us how you would resolve a need for additional funding during this period.

11.   We note that at the time Faith Winner entered into the purchase option agreement with Yanglin's shareholders, PRC laws and regulations did not allow the option to be exercised. Please explain to us the steps that you have taken or any changes in laws that have occurred that will allow you to exercise this option in the near term. Also indicate whether you intend to exercise the option immediately once permitted by the PRC authorities; and if not, describe the circumstances under which you would proceed.

12.   We note under the Consigned Management Agreement Faith Winner is entitled to 5% of Yanglin's revenues on an annual basis and under the Trademark Licensing Agreement Faith Winner will receive an additional 1% of Yanglin's annual revenue. However, please explain to us who is entitled to the profits of Yanglin. At the time the contractual arrangement were entered into among Faith Winner, Yanglin, and its shareholders, tell us what consideration was given to assigning the profits of Yanglin to Faith Winner rather than only a small percentage of its revenues. We would like to understand how assigning only a small percentage of the revenues results in the identification of Faith Winner as the primary

beneficiary, without also assuming that the PRC authorities will authorize and that you will exercise the equity purchase option, if that is your view. Since you indicated that there is no minority interest in Yanglin, we would also like to understand how the other 94% of revenues are being allocated, along with the expenses of the operation, in advance of the equity purchase option being exercised.

Note 14 – Earnings Per Share, page F-22

13.   Explain to us your basis for presenting Basic earnings per share before dividend, as this does not appear to comply with the guidance in paragraph 9 of SFAS 128, and may be regarded as a non-GAAP measure.

Note 21 – Restatement, page F-29

14.   We see that you have added Note 21 in response to prior comment 22, with comparative financial information, before and after restatement. Please note that the guidance in paragraph 26a of SFAS 154 does not require you to present complete restated financial statements in a footnote. Rather, to provide an appropriate degree of focus and clarity, you should present a tabular reconciliation of the original to restated financial statement line items, only for those line items impacted by the corrections. In addition, as previously requested, please denote on the face of the primary financial statements all columns or rows that have been restated.

15.   At Note 21 you indicate that the restated preferred stock and retained earnings account balances as of December 31, 2007 were $2,293,815 and $17,410,719, respectively. These amounts do not agree to the account balances presented on your consolidated balance sheet as of December 31, 2007 on page F-2. Please resolve these inconsistencies.

Exhibits and Financial Statement Schedules

16.   In your response to prior comment 29, you state "the current foreign exchange control policies applicable to the PRC also restrict the transfer of assets on dividends outside the PRC." Please clarify how these policies, which appear to restrict the transfer of your assets located in China, have been evaluated in determining you would not present parent-only financial statements under Rule 5-04 of Regulation S-X. Please submit the calculations that you performed following the guidance in FRC §213.02, including a schedule showing the geographic location of net assets by country.

Exhibit 23

17.   Please request your auditor provide a separate consent at Exhibit 15 for its review report issued on your unaudited interim period financial statements included in your registration statement. We reissue our prior comment 32.

Form 10-K/A for the Year Ended December 31, 2007

18.   Please continue to make corresponding changes to your periodic reports, as necessary to address material issues. Please advise us if you wish to submit draft revisions for review, in advance of filing another amendment to your annual report.

***

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-

3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
        K. Hiller
        M. Duru
        L. Nicholson

        <u>via facsimile</u>

        Jiannan Zhang, Esq.
        86 (10) 6599 7300